Exhibit 99.2

NewLead Holdings Ltd. Announces Updates on

Five Mile and Elk Valley Mines and Coal Supply Contracts

Hamilton, Bermuda, September 29, 2015 - NewLead Holdings Ltd. (OTC: NEWL) ("NewLead" or the "Company") announced today that the Company did not complete the agreement to acquire the ownership and leasehold interests of the Elk Valley mine and that it has not yet completed the acquisition of the title and excavation rights of the Five Mile mine, all as previously announced on January 17, 2014. In addition, the Company did not complete the two coal supply contracts for the sale of coal to third parties, also as described in such announcement.

With respect to the Elk Valley mine, as previously disclosed in the Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission (“SEC”) on May 9, 2014, under “Item 4. Information on the Company, A. History and Development of the Company” on page 41 and “B. Business Overview, Our Mining Operations - Coal and Natural Gas Reserve Acquisitions” on page 62, as well as under “Notes to the Consolidated Financial Statements, 5. Acquisitions” on pages F-26 and F-27, the agreement to acquire the Tennessee Property (the Elk Valley mine) terminated and is of no further force or effect.

More precisely, as disclosed in the aforementioned 20-F, the Company stated “we previously entered into an agreement to acquire ownership and leasehold interests, including rights, title, permits and leases to coal mines, to the Tennessee Property. However, as we were not able to obtain the necessary financing to satisfy its payment obligations under the purchase agreement for the Tennessee Property, we entered into an agreement, pursuant to which it was to be permitted to use the property through a one-year lease agreement. On June 7, 2013, due to a default under the lease agreement, we assigned all rights under the permits, mining contracts and other mining assets relating to the Tennessee Property back to the seller. As a result of the default, our agreement to acquire the Tennessee Property terminated and is of no further force or effect. We may be liable to the seller for damages or any amounts owed under the agreements; however, as of the date hereof, the seller has not initiated any actions against us based on such defaults.”

Furthermore, with respect to the Five Mile mine, as previously disclosed in the Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on May 14, 2015, under “Item 3. Key Information, Recent Developments, Coal Business” on page 2 and under “Item 4. Information on the Company, B. Business Overview, Coal Business” on page 62 and “Item 5. Operating and Financial Review and Prospects, Recent Developments” on page 81 and under “Notes to the Consolidated Financial Statements” pages F-28 and F-29, as of the date of such Annual Report and continuing through today, although the purchase price for the Five Mile mine assets (including mineral rights, surface rights and mining permits and the title of land ownership of the Five Mile mine including the Andy Terminal Railroad) has been fully paid, the transfer of the Five Mile mine assets has yet to occur. Additionally, according to the Kentucky State mining regulators, upon the successful transfer of the Five Mile mine, it is a precondition to the transfer of the permits for the replacement of the reclamation bonds for the transfer of the Five Mile mine assets.

Furthermore, the Company did not complete the two coal supply contracts for the sale of coal to third parties that was expected to generate $873.5 million of revenue. The Company was unable to complete such contracts due to the collapse of coal prices, as well as adverse coal market conditions, and also as a result that the coal was to be supplied not only from any coal produced from the mines the Company anticipated acquiring but also from third party mines and then supplied to the contracting parties.. The projected revenue, though based on signed contracts, was at the very high end of the performance of the contacts.

Specifically, as previously disclosed in the Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on August 30, 2013, under “Item 4. Information on the Company, B. Business Overview, Coal Sale Purchase Agreements” on page 42 and under “Item 5. Operating and Financial Review and Prospects” on page 80 and under “Notes on the Consolidated Financial Statements” page F-60, New Lead JMEG LLC, the party under the supply contract and an affiliate of the Company, received notice of termination on one of the two coal supply contracts and the second coal supply contract orally terminated by both parties due to ongoing defaults by New Lead JMEG LLC under such agreement.

More precisely, as disclosed in the aforementioned 20-F, the Company stated “In January and February 2013, New Lead JMEG LLC also entered into three Sale Purchase Agreements (the January 17, 2013 announcement refers to two of those three agreements) with two third parties to supply approximately $806.1 million of thermal coal, which were subject to a variation of 5-10% in agreed tonnage supply, located in Kentucky, USA. In May and July 2013, New Lead JMEG LLC received notices of termination on the two of those Sale Purchase Agreements to supply approximately $245.1 million of thermal coal to one of the third parties due to ongoing defaults by New Lead JMEG LLC under the agreements. The third Sale Purchase Agreement was orally terminated by both parties due to ongoing defaults by New Lead JMEG LLC under the agreement. As of August 30, 2013, the buyers of all three Sale Purchase Agreements have not initiated any actions against New Lead JMEG LLC based upon such defaults.”

In addition, with respect to the acquisition of the local coal mining management company, as previously announced on January 17, 2013, the Company stated such acquisition “is subject to a number of terms and conditions” which included the completion of the acquisition of the Five Mile mine, with respect to which the Company stated “there is no assurance it will be consummated.”

Today, NewLead’s coal business, consists of a coal preparation plant, which has entered into various coal processing agreements. However, there can be no assurance that we will be able to effectively manage those operations or expand those limited operations, or that any such operations will be successful now or in the future.

For further information, please visit the Company’s SEC filings at the "Investor Relations" section under "SEC Filings", “http://www.newleadholdings.com/sec.html”. The Annual Reports of the Company on Form 20-F can be found at the ‘Investor Relations” section under "Annual Reports, “http://www.newleadholdings.com/annual-reports.html”.

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international vertically integrated shipping, logistics and commodity company providing ideal solutions for seaborne transportation of dry bulk commodities and petroleum products through owned and managed vessels. NewLead controls a fleet of ten vessels, including five dry bulk and five tanker vessels and manages one third party tanker vessel. NewLead is a Securities and Exchange Commission (“SEC”) reporting Foreign Private Issuer in compliance with applicable SEC rules and regulations and current in its SEC reporting, utilizing U.S. Generally Accepted Accounting Principles’ financial reporting standards. NewLead's common shares are traded under the symbol "NEWL" on the Over-the-Counter market. To learn more about NewLead Holdings Ltd., please visit NewLead’s renewed website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

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